July 31, 2013

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-34419

Dear Mr. Krikorian:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 18, 2013, setting forth comments regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 28, 2013.

Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Trends, Challenges and Uncertainties Impacting Our Business, page 31

1.

We note your response to prior comment 1. Please clarify in greater detail what consideration you gave to quantifying how the items identified have contributed to your historical performance, to the extent reasonably available. For example, consider disclosing the historical amounts of revenue generated in each of the periods presented from programmatic buying of advertising inventory and sales of premium formats and video. You indicate in your response that programmatic vs. premium buying of advertising inventory and the premium video opportunity represent a developing

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

July 31, 2013

industry trend, however we note that there appears to be an impact on your historical performance. In this regard, in your discussion of results of operations, you indicate that both Third Party Network and display revenue increased, in part, due to increased sales of premium packages and products and premium formats and video. With respect to trends in your cost structure, consider disclosing the amount of operating income generated from Third Party Network revenue as compared to display advertising revenue on AOL Properties for each of the periods presented.

We gave consideration to quantifying the impact on our historical performance of the items listed in this section in accordance with Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. In this process, we determined that the quantitative impact of the industry trends of programmatic buying of online inventory and the sale of premium packages and formats are reflected in the revenues related to our AOL Networks and Brand Group segments. For example, revenue related to programmatic buying of online advertising inventory primarily appears in our AOL Networks segment results. In contrast, premium advertising inventory primarily appears in our Brand Group segment results. We will enhance our discussion in future filings to aid a reader in understanding where the impact of programmatic vs. premium buying of online inventory is reflected in our results.

With respect to our consideration of advertising revenues derived from the sale of online video advertising, we view video as one of several premium online advertising formats that we offer to advertisers as an option to delivering online advertising inventory. We view the various online advertising formats as a similar group of advertising services and, therefore, disclose advertising revenues in aggregate related to these formats. Video is an area of focus for us, and our discussion of it is intended to provide a reader context as to where the impact of the video format is reflected in our results. To the extent that the video format has a material effect or is reasonably likely to have a material effect on our consolidated or segment results and such effect is not reflected in our disclosed trends, we will disclose this fact in future filings.

We believe that the difference in cost structures for Third Party Network revenue and display advertising revenues on AOL Properties is disclosed through the discussion of the results of our AOL Networks and Brand Group segments within our MD&A. Third Party Network revenue is reflected in our AOL Networks segment and the substantial majority of our display revenue on AOL Properties is reflected in our Brand Group segment. In particular, the difference in cost structures is reflected in the Adjusted OIBDA trends for each of these segments. In order to generate higher display advertising revenues in our AOL Networks segment, we incur higher traffic acquisition costs (TAC). In contrast, increases in display revenues within the Brand Group do not incur significant TAC. Therefore, to the extent we generate higher display revenues in our AOL Networks segment; the increase in our Adjusted OIBDA is smaller than it would be with an

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

July 31, 2013

equivalent increase in display advertising revenues in the Brand Group segment. We will enhance our disclosures in future filings to aid a reader in understanding where the impact of our differing cost structures is reflected in our results.

Additionally, as these items more appropriately reflect factors in the industry or informative items regarding our business, we will move the discussion to our Overview section within MD&A in future filings.

Segment Results of Operations, page 46

2.	In response to prior comment 4, you state that the metrics used to measure performance of individual web properties generally reflect similar trends as those disclosed in your segment results of operations. Consider disclosing this in future filings. In addition, you indicate in your response that you monitor the performance of your web properties in the Brand Group using key trends in the number of impressions, click-throughs or other user actions as well as key trends in traffic acquisition cost or content costs. As such, it appears that you should discuss and analyze trends in each of these items for each of your significant web properties. Consider providing these disclosures in future filings.

We will disclose in future filings that the metrics used to measure performance of individual web properties generally reflect similar trends as those disclosed in our segment results of operations.

We may review impressions, click-throughs or other user actions to gain an understanding of the performance of individual advertising campaigns. To the extent that any trends in these metrics related to significant individual web properties have or are reasonably likely to have a material impact on our consolidated or segment results, we will disclose the effect of such trends in future filings. For example, in past filings we have disclosed revenue and cost trends related to some of our significant web properties, such as aol.com and the Huffington Post, in periods in which we determined that the trends for these individual properties had a material impact on our results that was not otherwise discussed in our consolidated or segment disclosures.

*****

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

July 31, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 206-5022 with any questions.

Sincerely,

/s/ Karen Dykstra

Karen Dykstra Executive Vice President & Chief Financial Officer

cc:	Julie Jacobs, Esq., AOL Inc.
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP

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